UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                          THE LESLIE FAY COMPANY, INC.
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $.01
                         (Title of Class of Securities)

                                    527016109
                                 (CUSIP Number)
                             -----------------------

                            RICHARD S. BORISOFF, ESQ.
                    PAUL, WEISS, RIFKIND, WHARTON & GARRISON
                           1285 AVENUE OF THE AMERICAS
                             NEW YORK, NY 10019-6064
                            TEL. NO.: (212) 373-3000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                             -----------------------

                                 MARCH 26, 2001
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), (f) or (g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

                                                              Page 2 of 25 Pages
                                  SCHEDULE 13D
CUSIP NO.  527016109
          ------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Three Cities Fund II, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                      (b) [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO - Partner Contributions
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                               [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER

          NUMBER OF                     -0-
           SHARES             --------------------------------------------------
        BENEFICIALLY          8    SHARED VOTING POWER
        OWNED BY EACH
          REPORTING                     3,660,764
            PERSON            --------------------------------------------------
             WITH             9    SOLE DISPOSITIVE POWER

                                        -0-
                              --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER

                                        3,269,966
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,660,764
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  64.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

                                                              Page 3 of 25 Pages
                                  SCHEDULE 13D
CUSIP NO.  527016109
          ------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  TCR Associates, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                      (b) [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                               [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER

          NUMBER OF                     -0-
           SHARES             --------------------------------------------------
        BENEFICIALLY          8    SHARED VOTING POWER
        OWNED BY EACH
          REPORTING                     3,660,764
            PERSON            --------------------------------------------------
             WITH             9    SOLE DISPOSITIVE POWER

                                        -0-
                              --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER

                                        3,269,966
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,660,764
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  64.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

                                                              Page 4 of 25 Pages
                                  SCHEDULE 13D
CUSIP NO.  527016109
          ------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Three Cities Research, Inc.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                      (b) [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                               [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER

          NUMBER OF                     -0-
           SHARES             --------------------------------------------------
        BENEFICIALLY          8    SHARED VOTING POWER
        OWNED BY EACH
          REPORTING                     3,660,764
            PERSON            --------------------------------------------------
             WITH             9    SOLE DISPOSITIVE POWER

                                        -0-
                              --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER

                                        3,269,966
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,660,764
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  64.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  CO
--------------------------------------------------------------------------------

                                                              Page 5 of 25 Pages
                                  SCHEDULE 13D
CUSIP NO.  527016109
          ------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Three Cities Offshore II C.V.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                      (b) [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO - Partner Contributions
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                               [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Netherlands Antilles
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER

          NUMBER OF                     -0-
           SHARES             --------------------------------------------------
        BENEFICIALLY          8    SHARED VOTING POWER
        OWNED BY EACH
          REPORTING                     3,660,764
            PERSON            --------------------------------------------------
             WITH             9    SOLE DISPOSITIVE POWER

                                        -0-
                              --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER

                                        3,269,966
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,660,764
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  64.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

                                                              Page 6 of 25 Pages
                                  SCHEDULE 13D
CUSIP NO.  527016109
          ------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Three Cities Associates, N.V.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                      (b) [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                               [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Netherlands Antilles
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER

          NUMBER OF                     -0-
           SHARES             --------------------------------------------------
        BENEFICIALLY          8    SHARED VOTING POWER
        OWNED BY EACH
          REPORTING                     3,660,764
            PERSON            --------------------------------------------------
             WITH             9    SOLE DISPOSITIVE POWER

                                        -0-
                              --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER

                                        3,269,966
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,660,764
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  64.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  CO
--------------------------------------------------------------------------------

                                                              Page 7 of 25 Pages
                                  SCHEDULE 13D
CUSIP NO.  527016109
          ------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  J. William Uhrig
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                      (b) [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  Not Appllicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                               [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S.A.
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER

          NUMBER OF                     -0-
           SHARES             --------------------------------------------------
        BENEFICIALLY          8    SHARED VOTING POWER
        OWNED BY EACH
          REPORTING                     3,660,764
            PERSON            --------------------------------------------------
             WITH             9    SOLE DISPOSITIVE POWER

                                        -0-
                              --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER

                                        3,269,966
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,660,764
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  64.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  IN
--------------------------------------------------------------------------------

                                                              Page 8 of 25 Pages
                                  SCHEDULE 13D
CUSIP NO.  527016109
          ------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  LF Acquisition Co.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                      (b) [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                               [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER

          NUMBER OF                     -0-
           SHARES             --------------------------------------------------
        BENEFICIALLY          8    SHARED VOTING POWER
        OWNED BY EACH
          REPORTING                     -0-
            PERSON            --------------------------------------------------
             WITH             9    SOLE DISPOSITIVE POWER

                                        -0-
                              --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER

                                        -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  -0-
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  CO
--------------------------------------------------------------------------------

                                                              Page 9 of 25 Pages
                                  SCHEDULE 13D
CUSIP NO.  527016109
          ------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  LF Merger Co.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                      (b) [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                               [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER

          NUMBER OF                     -0-
           SHARES             --------------------------------------------------
        BENEFICIALLY          8    SHARED VOTING POWER
        OWNED BY EACH
          REPORTING                     -0-
            PERSON            --------------------------------------------------
             WITH             9    SOLE DISPOSITIVE POWER

                                        -0-
                              --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER

                                        -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  -0-
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  CO
--------------------------------------------------------------------------------

                                                             Page 10 of 25 Pages
                                  SCHEDULE 13D
CUSIP NO.  527016109
          ------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  John J. Pomerantz
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                      (b) [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                               [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S.A.
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER

          NUMBER OF                     -0-
           SHARES             --------------------------------------------------
        BENEFICIALLY          8    SHARED VOTING POWER
        OWNED BY EACH
          REPORTING                     3,660,764
            PERSON            --------------------------------------------------
             WITH             9    SOLE DISPOSITIVE POWER

                                        390,798
                              --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER

                                        -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,660,764
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  64.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  IN
--------------------------------------------------------------------------------

                                                             Page 11 of 25 Pages
                                  SCHEDULE 13D
CUSIP NO.  527016109
          ------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Warren T. Wishart
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                      (b) [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                               [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S.A.
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER

          NUMBER OF                     218,758
           SHARES             --------------------------------------------------
        BENEFICIALLY          8    SHARED VOTING POWER
        OWNED BY EACH
          REPORTING                     -0-
            PERSON            --------------------------------------------------
             WITH             9    SOLE DISPOSITIVE POWER

                                        218,758
                              --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER

                                        -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  218,758
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  3.9%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  IN
--------------------------------------------------------------------------------

                                                             Page 12 of 25 Pages
                                  SCHEDULE 13D
CUSIP NO.  527016109
          ------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  H. Whitney Wagner
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                      (b) [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                               [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S.A.
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER

          NUMBER OF                     14,000
           SHARES             --------------------------------------------------
        BENEFICIALLY          8    SHARED VOTING POWER
        OWNED BY EACH
          REPORTING                     -0-
            PERSON            --------------------------------------------------
             WITH             9    SOLE DISPOSITIVE POWER

                                        14,000
                              --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER

                                        -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  14,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  IN
--------------------------------------------------------------------------------

                                                             Page 13 of 25 Pages
                                  SCHEDULE 13D
CUSIP NO.  527016109
          ------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Thomas G. Weld
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                      (b) [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                               [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S.A.
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER

          NUMBER OF                     10,666
           SHARES             --------------------------------------------------
        BENEFICIALLY          8    SHARED VOTING POWER
        OWNED BY EACH
          REPORTING                     -0-
            PERSON            --------------------------------------------------
             WITH             9    SOLE DISPOSITIVE POWER

                                        10,666
                              --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER

                                        -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  10,666
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  IN
--------------------------------------------------------------------------------

                                                             Page 14 of 25 Pages


                         AMENDMENT NO. 4 TO SCHEDULE 13D

                  This Amendment No. 4 ("Amendment") supplements the Schedule 13D, filed on May 24, 1999, as amended by Amendment No. 1, filed on August 5, 1999, Amendment No. 2, filed on August 30, 1999, and Amendment No. 3, filed on January 17, 2001 (as so amended, the "Schedule 13D"), in the following respects only (capitalized terms used herein shall have the meanings ascribed to such terms in the Schedule 13D):

ITEM 2.  IDENTITY AND BACKGROUND.

                  Item 2 is amended and restated in its entirety as follows:

                  (a)-(c) The persons (the "Reporting Persons") filing this statement are Three Cities Fund II, L.P., a Delaware limited partnership ("Fund II"), TCR Associates, L.P., a Delaware limited partnership ("TCR Associates"), Three Cities Research, Inc., a Delaware corporation ("Research"), Three Cities Offshore II C.V., a Netherlands Antilles limited partnership ("Offshore II"), Three Cities Associates, N.V., a Netherlands Antilles corporation ("TCA, N.V."),
J. William Uhrig ("Uhrig"), LF Acquisition Co., a Delaware corporation ("Parent"), LF Merger Co., a Delaware corporation ("Merger Sub"), John J. Pomerantz ("Pomerantz"), Warren T. Wishart ("Wishart"), H. Whitney Wagner ("Wagner"), and Thomas G. Weld ("Weld"). Fund II and Offshore II are collectively referred to herein as the "Three Cities Funds."

                  FUND II

                  Fund II is a Delaware limited partnership, formed to invest in securities to be selected by its investment committee. The principal business address of Fund II, which also serves as its principal office, is c/o Three Cities Research, Inc., 650 Madison Avenue, New York, New York 10022. The information about TCR Associates, the sole general partner of Fund II, required by Instruction C to Schedule 13D is set forth below.

                  TCR ASSOCIATES

                  TCR Associates is a Delaware limited partnership, the principal business of which is serving as the sole general partner of Fund II. The principal business address of TCR Associates, which also serves as its principal office, is c/o Three Cities Research, Inc., 650 Madison Avenue, New York, New York 10022. The information about Research, the sole general partner of TCR Associates, required by Instruction C to Schedule 13D is set forth below.

                  RESEARCH

                  Research is a Delaware corporation which serves as the sole general partner of TCR Associates. Research is also the advisor to the Three Cities Funds and, pursuant to a management agreement with the general partner of each of the Three Cities Funds, Research has

                                                             Page 15 of 25 Pages


voting and dispositive power over the shares of Common Stock reported as beneficially owned by the Three Cities Funds on this Schedule 13D. The principal business address of Research is 650 Madison Avenue, New York, NY 10022. The name, residence or business address, and present principal occupation or employment of each executive officer and director of Research is as follows:

                                     Residence or                             Principal Occupation
       Name                        Business Address                               or Employment
       ----                        ----------------                           --------------------
Willem F. P. de Vogel         c/o Three Cities Research, Inc.          President and a Managing Director of Three
                              650 Madison Avenue                       Cities Research, Inc.
                              New York, NY 10022
Thomas G. Weld                c/o Three Cities Research, Inc.          Treasurer and a Managing Director of Three
                              650 Madison Avenue                       Cities Research, Inc.
                              New York, NY 10022

                  OFFSHORE II

                  Offshore II is a Netherlands Antilles partnership, formed to invest in securities to be selected by its investment committee. The principal business address of Offshore II, which also serves as its principal office, is Caracasbaaiweg 201, P.O. Box 6085, Curacao, Netherlands Antilles. The information about TCA, N.V., the sole general partner of Offshore II, required by Instruction C to Schedule 13D is set forth below.

                  TCA, N.V.

                  TCA, N.V. is a Netherlands Antilles corporation, the principal business of which is serving as the general partner of TCR Offshore. The principal business address of TCA, N.V., which also serves as its principal office, is Caracasbaaiweg 201, P.O. Box 6085, Caracas, Netherlands Antilles. The name, residence or business address, and present principal occupation or employment of each executive officer and director of TCA, N.V. is as follows:

                                     Residence or                             Principal Occupation
       Name                        Business Address                               or Employment
       ----                        ----------------                           --------------------
J. William Uhrig              c/o Three Cities Research, Inc.           A Managing Director of Three Cities
                              650 Madison Avenue                        Research, Inc.
                              New York, NY 10022

                  The information about J. William Uhrig, the sole stockholder, President and director of TCA, N.V., required by Instruction C to Schedule 13D is set forth below.

                  UHRIG

                  J. William Uhrig is an individual who is the sole stockholder, President and the sole director of TCA, N.V. The name, residence or business address, and present principal occupation or employment of Mr. Uhrig is as follows:

                                                             Page 16 of 25 Pages


                                     Residence or                             Principal Occupation
       Name                        Business Address                               or Employment
       ----                        ----------------                           --------------------
J. William Uhrig              c/o Three Cities Research, Inc.          A Managing Director of Three Cities
                              650 Madison Avenue                       Research, Inc.
                              New York, NY 10022

                  PARENT

                  Parent is a Delaware corporation, formed to be the holding company of Merger Sub. Parent was organized by Research for purposes of the Merger described below. The principal business address of Parent is 650 Madison Avenue, New York, NY 10022. The name, residence or business address, and present principal occupation or employment of each executive officer and director of Parent is as follows:

                                     Residence or                             Principal Occupation
       Name                        Business Address                               or Employment
       ----                        ----------------                           --------------------
J. William Uhrig              c/o Three Cities Research, Inc.          A Managing Director of Three Cities
                              650 Madison Avenue                       Research, Inc.
                              New York, NY 10022
W. Robert Wright              c/o Three Cities Research, Inc.          A Managing Director of Three Cities
                              650 Madison Avenue                       Research, Inc.
                              New York, NY 10022
Jeanette M. Welsh             c/o Three Cities Research, Inc.          An Associate of Three Cities Research, Inc.
                              650 Madison Avenue
                              New York, NY 10022

                  MERGER SUB

                  Merger Sub is a Delaware corporation, formed and organized by Research for purposes of the Merger described below. The principal business address of Merger Sub is 650 Madison Avenue, New York, NY 10022. The name, residence or business address and present principal occupation or employment of each executive officer and director of Merger Sub is as follows:

                                     Residence or                             Principal Occupation
       Name                        Business Address                               or Employment
       ----                        ----------------                           --------------------
J. William Uhrig              c/o Three Cities Research, Inc.          A Managing Director of Three Cities
                              650 Madison Avenue                       Research, Inc.
                              New York, NY 10022
W. Robert Wright              c/o Three Cities Research, Inc.          A Managing Director of Three Cities
                              650 Madison Avenue                       Research, Inc.
                              New York, NY 10022
Jeanette M. Welsh             c/o Three Cities Research, Inc.          An Associate of Three Cities Research, Inc.
                              650 Madison Avenue
                              New York, NY 10022

                                                             Page 17 of 25 Pages


                  POMERANTZ

                  Pomerantz is an individual who is the Chairman of the Board of Directors of The Leslie Fay Company, Inc. (the "Issuer"). The name, residence or business address, and present principal occupation or employment of Mr. Pomerantz is as follows:

                                     Residence or                             Principal Occupation
       Name                        Business Address                               or Employment
       ----                        ----------------                           --------------------
John J. Pomerantz             c/o The Leslie Fay Company, Inc.         Chairman of the Board of the Issuer.
                              1412 Broadway
                              New York, NY 10018

                  WISHART

                  Wishart is an individual whose principal employment is as Chief Financial Officer of the Issuer. His business address is the same as that of Pomerantz.

                  WAGNER

                  Wagner is an individual whose principal employment is as U.S. Investment Advisor to Quilvest. His business address is 84, Grand Rue, P.O. Box 154, L-2011 Luxembourg.

                  WELD

                  Weld is an individual whose principal employment is as Treasurer and a Managing Director of Research, but who is also a Director of the Issuer. His business address is the same as that of Uhrig.

                  (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Each individual named in this Item 2 is a citizen of the United States of America, except that Willem F. P. de Vogel is a citizen of the Kingdom of the Netherlands.

Item 3.  Source and Amount of Funds or Other Consideration.

                  As more fully described in Item 4. hereof, and in the Agreement and Plan of Merger, dated March 26, 2001 (the "Merger Agreement"), by and among Fund II, Offshore II,

                                                             Page 18 of 25 Pages


Parent, Merger Sub and the Issuer, which is attached as Exhibit 1 hereto, Fund II and Offshore II (collectively, the "Buyers"), Parent, Merger Sub and the Issuer have entered into the Merger Agreement, pursuant to the terms of which, at the time of the Merger, each of the outstanding shares of Common Stock of the Issuer not owned by the Buyers will be converted into the right to receive $5.00 per share in cash (the "Merger Consideration"), to be paid by Parent.

                  The Buyers have calculated that, assuming that there are no dissenting shares, approximately $8,965,860 will be required to pay the aggregate Merger Consideration payable to holders of Common Stock of the Issuer (other than shares held by the Buyers after the Contributions described below in Item 4) at the closing of the Merger (based upon the number of outstanding shares of Common Stock as represented by the Issuer in the Merger Agreement). Buyers expect that the funds to be used to pay the aggregate Merger Consideration will come from available cash reserves.

                  The transaction contemplated by the Merger Agreement is subject to a number of terms and conditions set forth therein. The information set forth in response to this Item 3 is qualified in its entirety by reference to the Merger Agreement, which is expressly incorporated herein by reference.

Item 4.  Purpose of Transaction.

                  Pursuant to the Merger Agreement, Buyers and the Issuer have agreed to the Merger. The Merger is subject to a number of terms and conditions set forth in the Merger Agreement. The information set forth in response to this
Item 4 is qualified in its entirety by reference to the Merger Agreement, which is expressly incorporated herein by reference.

                  The Merger Agreement provides for the merger of Merger Sub with and into the Issuer (the "Merger"), whereupon the separate existence of Merger Sub will cease and the Issuer will continue as the surviving corporation (the "Surviving Corporation"). The certificate of incorporation and by-laws of Merger Sub immediately prior to the Merger will be the certificate of incorporation and by-laws of the Surviving Corporation, except that the name of the Surviving Corporation will be "The Leslie Fay Company, Inc."

                  Parent, which holds all of the outstanding shares of common stock of Merger Sub, has entered into separate Subscription and Contribution Agreements (collectively, the "Contribution Agreements," each of which is attached hereto as an exhibit), dated as of March 26, 2001, with each of Fund II, Offshore II, Pomerantz, Wishart, Wagner and Weld (collectively, the "Contributors"). The Contribution Agreements provide that, immediately prior to the Merger, each of the Contributors will contribute (collectively, the "Contributions") all of the shares of Common Stock of the Issuer ("Issuer Shares") held by him or it to Parent, in return for an equal number of shares of common stock of Parent ("Parent Shares"). In this way, none of the Contributors will receive any portion of the Merger Consideration to which he or it would otherwise be entitled as a holder of Issuer Shares at the time of the Merger pursuant to the Merger Agreement. Instead, each of the Contributors will receive an equity interest in Parent, and thereby indirectly in the Surviving Corporation, which will become a wholly-owned subsidiary of Parent as a result of the Merger. In addition, it is contemplated that Fund II and Offshore II will subscribe in cash for additional Parent Shares prior to the Merger, sufficient to allow Parent to

                                                             Page 19 of 25 Pages


pay the aggregate Merger Consideration at the time of the Merger. As a result, immediately after the Merger has occurred, assuming that there are no dissenting shares, it is contemplated that the Buyers will hold approximately 89.1% of the aggregate outstanding Parent Shares and the other Contributors will hold approximately 10.9% of the aggregate outstanding Parent Shares. On account of the continuing equity interest of Pomerantz, Wishart, Wagner and Weld in the Surviving Corporation contemplated by these transactions, they are considered to be part of a group together with the other Reporting Persons.

                  The purpose of the Merger is to give Fund II and Offshore a greater equity stake in, and greater control over, the Issuer.

                  It is anticipated that upon consummation of the Merger the Common Stock of the Issuer will cease to be quoted on the Nasdaq National Market System and that the Common Stock of the Issuer will be de-registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

                  The Reporting Persons expect to evaluate on an ongoing basis the Issuer's financial condition, business, operations and prospects, market price of the Common Stock, conditions in securities markets generally, general economic and industry conditions and other factors. Accordingly, the Reporting Persons reserve the right to change their plans and intentions at any time and from time to time acquire additional shares of Common Stock or securities convertible or exchangeable for Common Stock or dispose of shares of Common Stock. Any such transactions may be effected at any time and from time to time, subject to any applicable limitations of the Securities Act of 1933, as amended, and the Exchange Act.

                  Except as disclosed in Items 3, 4, 5 and 6, none of the Reporting Persons has any current plans or proposals which would relate to or would result in:

                  (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

                  (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                  (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

                  (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                  (e) Any material change in the present capitalization or dividend policy of the Issuer;

                  (f) Any other material change in the Issuer's business or corporate structure;

                                                             Page 20 of 25 Pages


                  (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                  (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

                  (j) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

                  (a) Fund II

                  Fund II may, pursuant to Rules 13d-3 and 13d-5 under the Exchange Act, be deemed to be the beneficial owner of 3,660,764 shares of Common Stock, which constitute approximately 64.4% of the 5,680,6941 shares of Common Stock that are outstanding. The 3,660,764 shares of Common Stock include 1,215,081 shares (21.4% of the outstanding shares of Common Stock) directly owned by Fund II, 2,054,885 shares (36.2% of the outstanding shares of Common Stock) directly owned by Offshore II, and 390,798 shares (6.9% of the outstanding shares) of Common Stock, that are owned by Pomerantz, with whom The Three Cities Funds have a voting arrangement pursuant to a letter agreement, which is attached as Exhibit 2 to the Schedule 13D filed with the Commission by Pomerantz on August 24, 1999 (as amended on December 7, 1999 and February 13, 2001, the "Pomerantz Schedule 13D"). The information set forth in the Pomerantz
Schedule 13D and the exhibits thereto are expressly incorporated herein by reference.

                  TCR Associates

                  In its capacity as the sole general partner of Fund II, TCR Associates may, pursuant to Rules 13d-3 and 13d-5 under the Exchange Act, be deemed to be the beneficial owner of 3,660,764 shares of Common Stock, which constitute approximately 64.4% of the 5,680,694 shares of Common Stock that are outstanding.

                  Research

                  As the investment advisor to Fund II and Offshore II, with the power to direct voting by both Fund II and Offshore II and to direct the disposition of assets by both Fund II and Offshore II, Research may, pursuant to Rule 13d-3 under the Exchange Act, be deemed to be the beneficial owner of 3,660,764 shares of Common Stock, which constitute approximately 64.4% of the 5,680,694 shares of Common Stock that are outstanding.


----------
1 Percentages and total number of shares of Common Stock are based upon the total number of shares of Common Stock outstanding as of March 26, 2001 as represented by the Issuer in the Merger Agreement.

                                                             Page 21 of 25 Pages


                  Offshore II

                  Offshore II may, pursuant to Rule 13d-5 under the Exchange Act, be deemed to be the beneficial owner of 3,660,764 shares of Common Stock, which constitute approximately 64.4% of the 5,680,694 shares of Common Stock that are outstanding. The 3,660,764 shares of Common Stock include 2,054,885 shares of Common Stock (36.2% of the outstanding shares of Common Stock) directly owned by Offshore II, 1,215,081 shares of Common Stock (21.4% of the outstanding shares of Common Stock) directly owned by Fund II, and 390,798 shares (6.9% of the outstanding shares of Common Stock) that are owned by Pomerantz, for the same reasons set forth above with respect to Fund II.

                  TCA, N.V.

                  In its capacity as the sole general partner of Offshore II, TCA, N.V. may, pursuant to Rules 13d-3 and 13d-5 under the Exchange Act, be deemed to be the beneficial owner of 3,660,764 shares of Common Stock, which constitute approximately 64.4% of the 5,680,694 shares of Common Stock that are outstanding.

                  Uhrig

                  As the sole stockholder and the only director of TCA, N.V., which is the sole general partner of Offshore II, Uhrig may, pursuant to Rules 13d-3 and 13d-5 under the Exchange Act, be deemed to be the beneficial owner of 3,660,764 shares of Common Stock, which constitute approximately 64.4% of the 5,680,694 shares of Common Stock that are outstanding.

                  Parent

                  Parent is the beneficial owner of no shares of Common Stock.

                  Merger Sub

                  Merger Sub is the beneficial owner of no shares of Common
Stock.

                  Pomerantz

                  Pomerantz may, pursuant to Rules 13d-3 and 13d-5 of the Exchange Act, be deemed to be the owner of 3,660,764 shares of Common Stock, which constitute approximately 64.4% of the shares of Common Stock that are outstanding. The 3,660,764 shares of Common Stock include 390,798 shares (6.9% of the outstanding shares of Common Stock) directly owned by Pomerantz, and 1,215,081 shares (21.4% of the outstanding shares of Common Stock) that are directly owned by Fund II and 2,054,885 shares (36.2% of the outstanding shares of Common Stock) that are directly owned by Offshore II, pursuant to a letter agreement as set forth in the Pomerantz Schedule 13D.

                                                             Page 22 of 25 Pages


                  Wishart

                  Wishart is the beneficial owner of 218,758 shares of Common Stock, which constitute approximately 3.9% of the shares of Common Stock that are outstanding, and all of which he owns directly.

                  Wagner

                  Wagner may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the owner of 14,000 shares of Common Stock, which constitute approximately 0.2% of the shares of Common Stock that are outstanding. The 14,000 shares of Common Stock include 4,000 shares directly owned by Wagner, and 10,000 shares which he has an option to purchase within 60 days of the date of this Amendment.

                  Weld

                  Weld may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the owner of 10,666 shares of Common Stock, which constitute approximately 0.2% of the shares of Common Stock that are outstanding. The 10,666 shares of Common Stock include 4,000 shares directly owned by Weld, and 6,666 shares which he has an option to purchase within 60 days of the date of this Amendment.

                  (b) Fund II and TCR Associates may be deemed to share the power to vote or direct the vote, and to dispose of or direct the disposition of, 1,215,081 shares of Common Stock.

                  Offshore II, TCA, N.V. and Uhrig may be deemed to share the power to vote or direct the vote, and to dispose of or direct the disposition of, 2,054,885 shares of Common Stock.

                  Research may be deemed to share the power to vote or direct the vote, and to dispose of or direct the disposition of, 3,269,966 shares of Common Stock.

                  (c) There were no transactions in shares of Common Stock effected by the Reporting Persons during the last 60 days.

                  (d) To the best of the Reporting Persons' knowledge, except as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock that the Reporting Persons may be deemed to own beneficially.

                  (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Except as described under Items 4 and 5, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons and

                                                             Page 23 of 25 Pages


any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be filed as Exhibits.

                  Exhibit 1. Agreement and Plan of Merger, dated as of March 26, 2001, by and among Fund II, Offshore II, Parent, Merger Sub and the Issuer.

                  Exhibit 2. Subscription and Contribution Agreement, dated as of March 26, 2001, by and between Fund II and Parent.

                  Exhibit 3. Subscription and Contribution Agreement, dated as of March 26, 2001, by and between Offshore II and Parent.

                  Exhibit 4. Subscription and Contribution Agreement, dated as of March 26, 2001, by and between Pomerantz and Parent.

                  Exhibit 5. Subscription and Contribution Agreement, dated as of March 26, 2001, by and between Wishart and Parent.

                  Exhibit 6. Subscription and Contribution Agreement, dated as of March 26, 2001, by and between Wagner and Parent.

                  Exhibit 7. Subscription and Contribution Agreement, dated as of March 26, 2001, by and between Weld and Parent.

                                                             Page 24 of 25 Pages


                                   SIGNATURES

                  After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 30, 2001


                                      THREE CITIES FUND II, L.P.

                                      By:  TCR Associates, L.P.,
                                           its General Partner

                                           By:  Three Cities Research, Inc.,
                                                its General Partner


                                                By:  /s/  Willem F.P. de Vogel
                                                   -----------------------------
                                                   Willem F. P. de Vogel
                                                   President



                                      TCR ASSOCIATES, L.P.

                                      By:  Three Cities Research, Inc.,
                                           its General Partner


                                           By:    /s/  Willem F.P. de Vogel
                                              ----------------------------------
                                              Willem F. P. de Vogel
                                              President



                                      THREE CITIES RESEARCH, INC.


                                      By:    /s/  Willem F.P. de Vogel
                                         ---------------------------------------
                                         Willem F. P. de Vogel
                                          President

                                                             Page 25 of 25 Pages



                                      THREE CITIES OFFSHORE II C.V.

                                      By:  Three Cities Associates, N.V.,
                                           its General Partner

                                           By:    /s/ J. William Uhrig
                                               ---------------------------------
                                               J. William Uhrig
                                               President


                                      THREE CITIES ASSOCIATES, N.V.


                                      By:    /s/ J. William Uhrig
                                          -------------------------------------
                                          J. William Uhrig
                                          President

                                        /s/ J. William Uhrig
                                      ------------------------------------------
                                      J. William Uhrig


                                      LF ACQUISITION CO.

                                        /s/ W. Robert Wright
                                      ------------------------------------------
                                      W. Robert Wright
                                      President


                                      LF MERGER CO.

                                        /s/ W. Robert Wright
                                      ------------------------------------------
                                      W. Robert Wright
                                      President

                                        /s/ John J. Pomerantz
                                      ------------------------------------------
                                      John J. Pomerantz

                                        /s/ Warren T. Wishart
                                      ------------------------------------------
                                      Warren T. Wishart

                                        /s/ H. Whitney Wagner
                                      ------------------------------------------
                                      H. Whitney Wagner

                                        /s/ Thomas G. Weld
                                      ------------------------------------------
                                      Thomas G. Weld